Exhibit 1

Proposed Board of Directors Mary Taylor Behrens Steve Epstein Kirk Gorman Stephen Guillard Earl Holland John McCarty JoAnn Reed Steve Shulman Peter Urbanowicz New Proposed Independent Board of Directors PAGE 35
PAGE 39 Revitalize HMA - Board Nominees Extensive healthcare legal experience: Founder and named partner of Epstein Becker & Green, a leading law firm in health care law which he founded in 1973 Relevant board experience: Currently serves on the board of directors of Catamaran Corporation, Discovery Health, MedExpress, Rescare, and Align Networks, as well as several other health care companies Chairman of the Columbia Law School Board of Visitors Chambers USA ranked Epstein among the "Leaders in Their Field" in the Healthcare sector, referred to him as the "father of the healthcare [legal] industry", and honored his firm with the Chambers USA Award for Excellence due to its outstanding work, impressive strategic growth, and excellence in client service With over 35 years of experience in healthcare law, provides a wide range of health care organizations with strategic legal guidance Steve Epstein
PAGE 44 Revitalize HMA - Board Nominees Executive healthcare services experience: Served as an advisor to the Chief Executive Officer of Medco Health Solutions, Inc. from 2008 to 2009 Served as Chief Financial Officer of Medco Health Solutions, Inc. from 1996 to March 2008 and SVP, Finance from 1992 to March 2008 Prior experience serving as an Assistant Controller of CBS Records, a division of CBS, Inc., American Re-insurance Co., a subsidiary of Aetna, Standard and Poor's and Timeplex Inc., a subsidiary of Unisys Corporation Relevant board experience: Director of Waters Corporation since May 2006 Director of American Tower Corporation since May 2007 Extensive experience as a senior financial executive in healthcare services, with broad accounting, finance, and healthcare industry expertise JoANN Reed